

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 11, 2014

Via E-mail
Scott C. McLean
Executive Vice President and Chief Financial Officer
First South Bancorp, Inc.
1311 Carolina Ave
Washington, North Carolina 27889

> **Re:** **First South Bancorp, Inc.**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed March 26, 2014**
> **File No. 000-22219**

Dear Mr. McLean:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K filed for the Period Ended December 31, 2014

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Investment Securities, page 69

1. You have investments of over $45 million in municipal securities that comprise 61% of your shareholders' equity at December 31, 2013. Please provide us proposed revised disclosure to be included in future periodic reports that:

   • disclose the amortized cost and fair value of your general obligation and special revenue

bonds categorized by state, municipality and political subdivision;

- disclose the nature and primary revenue sources for your special revenue bonds;

- disclose any concentrations in state, municipal and political subdivision bonds, and

- disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Note 18: Parent Company Financial Information

Condensed Statements of Cash Flows, page 89

2. You classify dividends received by the parent company as cash inflows from investing activities. Please tell us why you classified these cash inflows to the parent company as investing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16 (b) for specific guidance on how to classify dividends received on a statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

                                    Sincerely,

                                    /s/ Gus Rodriguez

                                    Gus Rodriguez
                                    Accounting Branch Chief